Exhibit 99.1

SciSparc Signs Non-Binding Letter of Intent to Sell Stake in MitoCareX

The intended selling valuation represents an increase of 47% from the valuation at the time of SciSparc’s initial investment in MitoCareX Bio

TEL AVIV, Israel, Sept. 26, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (the “Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, announced it has signed a non-binding letter of intent (“LOI”) to sell its entire ownership interest in MitoCareX Bio Ltd. (“MitoCareX”), the Company’s venture with Dr. Alon Silberman that focuses on drug discovery and development of cancer therapeutics by targeting the mitochondrial SLC25 protein family, to a publicly-traded company in the United States (“the Purchaser”). SciSparc currently owns 52.73% of the issued and outstanding share capital of MitoCareX.

Pursuant to the terms of the LOI, initially, in exchange for transferring and selling to the Purchaser a number of ordinary shares of MitoCareX that constitute 27% of its ownership in MitoCareX, SciSparc will receive in cash consideration $700,000. Subsequent to this first phase, SciSparc will transfer to the Purchaser the remaining 73% of its ownership stake in MitoCareX in exchange for a certain number of shares based on the valuation of the Purchaser equal to $8,000,000 and a valuation of MitoCareX equal to $5,000,000 (the latter of which includes the $700,000 in cash consideration for SciSparc’s shares described above).

The LOI also includes provisions for additional milestones that, upon achievement, could increase the consideration paid by the Purchaser to SciSparc from $5 million to $7 million. The details of the full terms of this transaction are subject to negotiation and execution of definitive agreements.

The valuation of MitoCareX, as described in the LOI, constitutes an increase of 47% since the Company’s first investment in MitoCareX ($3.4 million).

“SciSparc is focused on unlocking value through our investments and partnerships,” said Oz Adler, CEO of SciSparc. “We believe that this agreement, which sets the foundation for future value growth through milestone achievements, aligns with our long-term strategy to enhance shareholder value.”

Mr. Amitay Weiss, who serves as the chairman of the board of directors of SciSparc, also serves as the chairman of the board of directors of the Purchaser. In addition, Ms. Liat Sidi, who also serves as a member of the board of directors of SciSparc, also serves as a member of the board of directors of the Purchaser.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses: the proposed terms of the transactions contemplated by the LOI, including expected valuations of parties involved; the full terms of the contemplated transaction which are subject to negotiation and execution of definitive agreements; and that the Company believes that this LOI aligns with its long-term strategy to enhance shareholder value. The Company may not enter into or complete any definitive agreement for the proposed transactions with the Purchaser or, even if it does, such transactions may not unlock or enhance shareholder value. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055